                                               NEW CON EDISON
                             UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET
                                            AS OF MARCH 31, 2000
                                           (DOLLARS IN THOUSANDS)

                                                     Con Edison    Northeast     Pro Forma        Pro Forma
                                                     Historical    Historical    Adjustments      Combined
                                                     ----------    ----------    -----------      ---------
ASSETS
------

Utility plant, net................................   $11,442,702   $ 4,301,035                    $15,743,737
Other property and investments....................       490,173       908,455                      1,398,628
Cash and temporary cash investments...............        73,604       369,738                        443,342
Accounts receivable, net..........................       706,053       448,356                      1,154,409
Other current assets..............................       695,500       559,745                      1,255,245
Regulatory assets and deferred charges............     1,621,408     3,808,307                      5,429,715
Goodwill..........................................       424,691       345,372   $1,966,373 (B)     2,391,064
                                                                                   (345,372)(B)
                                                     -----------   -----------   ----------       -----------
Total Assets......................................   $15,454,131   $10,741,008   $1,621,001       $27,816,140
                                                     ===========   ===========   ==========       ===========

CAPITALIZATION AND LIABILITIES
------------------------------

Capitalization

Common shareholders' equity.......................   $ 5,424,129   $ 2,363,999    $(396,499)(C)   $ 7,391,629
Preferred stock subject to mandatory redemption...        37,050       119,789                        156,839
Preferred stock not subject to mandatory
  redemption......................................       212,563       136,200                        348,763
Long-term debt....................................     4,375,030     2,443,989    1,967,500 (D)     8,786,519
                                                     -----------   -----------   ----------       -----------
Total Capitalization..............................    10,048,727     5,063,977    1,571,001        16,683,750
                                                     -----------   -----------   ----------       -----------

Minority interest in consolidated subsidiaries....          -          100,000                        100,000
Obligations under capital leases..................        33,805        53,126                         86,931
Other noncurrent liabilities......................       332,521          -                           332,521
Long-term debt due within one year................       320,000       346,123                        666,123
Other current liabilities.........................     1,759,416     1,850,455       50,000 (B)     3,659,871
Accumulated deferred federal income tax...........     2,327,477     1,721,263                      4,048,740
Regulatory liabilities and deferred credits.......       632,140     1,606,064                      2,238,204
                                                     -----------   -----------   ----------       -----------
Total Capitalization and Liabilities..............   $15,454,131   $10,741,008   $1,621,001       $27,816,140
                                                     ===========   ===========   ==========       ===========

The accompanying notes to the pro forma are an integral part of this statement.











                                               NEW CON EDISON
                            UNAUDITED PRO FORMA COMBINED CONDENSED INCOME STATEMENT
                                 FOR THE TWELVE MONTHS ENDED MARCH 31, 2000
                              (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                   Con Edison      Northeast       Pro Forma      Pro Forma
                                                   Historical    Pro Forma (A)    Adjustments     Combined
                                                   ----------    -------------    -----------     ---------
Operating Revenues
------------------

  Electric.....................................   $ 6,111,280   $ 4,655,213                      $10,766,493
  Gas..........................................     1,088,334       382,721                        1,471,055
  Steam........................................       369,552          -                             369,552
  Nonutility...................................       463,855        63,683                          527,538
                                                  -----------   -----------     ----------       -----------
     Total operating revenues..................     8,033,021     5,101,617                       13,134,638
                                                  -----------   -----------     ----------       -----------
Operating Expenses
------------------

  Fuel and purchased power.....................     3,235,056     2,392,911                        5,627,967
  Other operations.............................     1,222,541       933,217                        2,155,758
  Maintenance..................................       425,660       300,313                          725,973
  Depreciation and amortization................       536,128       882,965     $  49,159 (B)      1,459,618
                                                                                   (8,634)(B)
  Taxes, other than federal income tax.........     1,170,496       272,908                        1,443,404
  Federal income tax...........................       399,406       226,304       (58,533)(E)        567,177
                                                  -----------   -----------     ----------       -----------
     Total operating expenses..................     6,989,287     5,008,618       (18,008)        11,979,897
                                                  -----------   -----------     ----------       -----------

Operating Income...............................     1,043,734        92,999        18,008          1,154,741
                                                  -----------   -----------     ----------       -----------

Other Income (Deductions)
-------------------------

  Investment income............................        17,646          -                              17,646
  Allowance for equity funds used during
    construction...............................         2,261          -                               2,261
  Other income less miscellaneous deductions...       (12,961)      208,060                          195,099
  Federal income tax...........................        25,911        90,909                          116,820
                                                  -----------   -----------     ----------       -----------
     Total other income........................        32,857       298,969          -               331,826
                                                  -----------   -----------     ----------       -----------

Income before interest charges.................     1,076,591       391,968        18,008          1,486,567
                                                  -----------   -----------     ----------       -----------

Interest charges...............................       354,091       293,345       167,238 (F)        814,674
Allowance for borrowed funds used during
  construction.................................        (3,195)         -                              (3,195)
                                                  -----------   -----------     ----------       -----------
     Net interest charges......................       350,896       293,345       167,238            811,479
                                                  -----------   -----------     ----------       -----------
Preferred stock dividend requirements..........        13,593        21,573                           35,166
                                                  -----------   -----------     ----------       -----------
Net income for common stock....................   $   712,102   $    77,050     ($149,230)       $   639,922
                                                  ===========   ===========     ==========       ===========
Common shares outstanding - average (000)......       218,920       135,668       (87,702)(G)        266,886
                                                  ===========   ===========     ==========       ===========
Basic earnings per share.......................   $      3.25   $      0.57                      $      2.40(D)
                                                  ===========   ===========                      ===========

The accompanying notes to the pro forma are an integral part of this statement.










           NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS
                              (DOLLARS IN THOUSANDS)


Note A.  Unaudited Pro Forma Combined Condensed Income Statement

         Reflects the combination of the historical information of Northeast and Yankee to give effect to the acquisition of Yankee by Northeast as if it occurred by April 1, 1999 instead of March 1, 2000.

Note B.  Goodwill

         Reflects adjustment to record the goodwill resulting from the merger:

         Purchase of 148.5 million Northeast common shares         $ 3,935,000
         Estimated direct costs incurred in consummating
           the merger                                                   50,000
         Elimination of Northeast Shareholders' equity
           on March 31, 2000                                        (2,363,999)
         Addition of Northeast goodwill to purchase price              345,372
                                                                   -----------
         Total goodwill created as a result of the merger          $ 1,966,373
                                                                   ===========

         Amortization of goodwill over 3-month period
           (assuming straight-line method over 40 years)           $    12,290
         Elimination of Northeast purchased goodwill                  (345,372)
         Reversal of amortization of Northeast purchased
           goodwill over 3-month period                                 (2,159)

         Amortization of goodwill over 1-year period
           (assuming straight-line method over 40 years)           $    49,159
         Elimination of Northeast purchased goodwill                  (345,372)
         Reversal of amortization of Northeast purchased
           goodwill over 1-year period                                  (8,634)

Note C.  Common Shareholders' Equity

         Reflects payment of stock consideration in the merger as discussed in Note D net of the elimination of Northeast shareholders' equity.

         Elimination of Northeast shareholders' equity             ($2,363,999)
         Issuance of stock to purchase Northeast common shares       1,967,500
                                                                   -----------
                                                                     ($396,499)
                                                                   ===========
Note D.  Merger Consideration

         The unaudited pro forma combined condensed financial statements assume that 50 percent of the outstanding Northeast common shares were exchanged for cash consideration of $26.50 and 50 percent of the outstanding Northeast common shares were exchanged for .646 shares of New Con Edison common stock. We have assumed that the cash payment to Northeast shareholders will be financed through the issuance of long-term debt. The merger consideration was determined assuming that the merger would be consummated on December 31, 2000, the divestiture condition relating to the Millstone nuclear facilities would be satisfied, the average trading price of Con Edison common shares over the specified period would be $41.00 and the value of the fraction of a share of New Con Edison common stock delivered to Northeast shareholders would remain at $26.50 at the time of delivery. A closing at December 31, 2000, has been assumed because the date represents the approximate midpoint as to when Con Edison and Northeast expect to complete the regulatory approval process for the merger. The satisfaction of the divestiture condition has been assumed because although there can be no assurance, Con Edison and Northeast believe it is more likely than not that the condition will be satisfied. See "Risk Factors - Uncertainties Relating to Northeast Nuclear Facilities Divestiture." A Con Edison share price of $41.00 has been assumed because it represents the midpoint of the price collar established for Con Edison's share price.

             Cash payment to Northeast shareholders                $1,967,500
             Stock payment to Northeast shareholders                1,967,500
                                                                   ----------
             Purchase of 148.5 million Northeast common shares     $3,935,000
                                                                   ==========

         If the merger was to close on or before August 5, 2000, the divestiture condition were not to be satisfied, and the average trading price of Con Edison common shares was $41.00, the cash payment would be $25.00 per share for 50% of the Northeast common shares and the exchange ratio would be .610 shares of New Con Edison common stock per Northeast common share for the other 50% of the Northeast common shares. In this event, the pro forma earnings per share for the twelve months ended March 31, 2000 would be $2.47.

Note E.  Income Taxes

         Reflects tax benefit, based on an assumed tax rate
         of 35%, from the payments of twelve months of
         interest charges described in Note F.                     ($ 58,533)
                                                                   =========

Note F.  Interest Charges

         Reflects $1.9675 billion of long-term debt bearing
         interest over twelve months at an effective interest
         rate of 8.5% inclusive of costs of issuance, the
         proceeds of which may be used to fund the cash
         consideration to be paid to Northeast shareholders.       $ 167,238
                                                                   =========

         A 1/8 of 1% variation in the interest rate would result in a $2.5 million change in interest expense.

Note G.  Outstanding Shares

         Reflects the issuance of 47,966,000 New Con Edison shares at an issuance cost of $41.00 as described in Note D net of the elimination of outstanding Northeast common shares.

         Elimination of outstanding Northeast common shares         (135,668)
         Purchase of 50% of 148,500,000 Northeast common shares
         at an exchange rate of .646 shares of New Con Edison
         common stock per Northeast common share                      47,966
                                                                    --------
                                                                     (87,702)
                                                                    ========